Exhibit 99.1

QIWI ANNOUNCES CLOSING OF PUBLIC OFFERING

BY SELLING SHAREHOLDERS

MOSCOW, RUSSIA – October 4, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) announced today the closing of a previously announced underwritten public offering of 9,427,546 of its Class B Shares in the form of American Depositary Shares (ADSs) by certain of its shareholders at a price of $30.50 per share. The number of ADSs includes 1,229,680 ADSs sold as a result of the full exercise by the underwriters of their option to purchase additional ADSs from the selling shareholders. QIWI did not receive any proceeds from the offering.

Credit Suisse Securities (USA) LLC acted as the sole book-running manager for the offering. VTB Capital plc acted as lead manager, and William Blair and Aton Group acted as co-managers for the offering. A copy of the final prospectus related to this offering may be obtained by contacting: Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, (800) 221-1037; or by visiting EDGAR on the SEC website at www.sec.gov.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 14 million virtual wallets, over 169,000 kiosks and terminals, and enabled merchants to accept over RUB 44 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Registration Statement on Form F-1 and in reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy

Head of Investor Relations

+7 499 709 0192

ir@qiwi.com